Exhibit 99.15

MERCER PARK BRAND ACQUISITION CORP.

INTERIM FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2020

(EXPRESSED IN UNITED STATES DOLLARS)

(UNAUDITED)

Notice to Reader

The accompanying unaudited interim financial statements of Mercer Park Brand Acquisition Corp. (the “Corporation”) have been prepared by and are the responsibility of management. The unaudited interim financial statements have not been reviewed by the Corporation’s auditors.

Mercer Park Brand Acquisition Corp.

Interim Statement of Financial Position
(Expressed in United Stated Dollars)
Unaudited

	As at June 30, 2020	As at December 31, 2019
ASSETS

Current
Cash and cash equivalents	$3,238,719	$4,127,262
Prepaid expenses	144,388	140,869
	3,383,107	4,268,131
Restricted cash and short-term investments held in escrow (note 3)	407,339,753	405,796,047
Deferred tax asset	713,425	713,425
Total assets	$411,436,285	$410,777,603

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

Current
Accounts payable and accrued liabilities	$203,594	$144,757
Current tax payable	-	713,425
Due to related party (note 9)	232,453	172,214
	436,047	1,030,396
Deferred underwriters’ commission (note 7)	16,100,000	16,100,000
Class A Restricted Voting Shares subject to redemption (note 4)	399,280,000	394,450,000
Warrant liability (note 5)	5,144,061	6,313,280
Total liabilities	420,960,108	417,893,676

Shareholders’ deficiency
Share capital (note 6(a))	1,022,090	1,022,090
Warrants (note 5)	11,795,133	11,795,133
Deficit	(22,341,046)	(19,933,296)
Total shareholders’ deficiency	(9,523,823)	(7,116,073)
Total liabilities and shareholders’ deficiency	$411,436,285	$410,777,603

The accompanying notes are an integral part of these unaudited interim financial statements.

Organization and nature of operations (note 1)
Contingency (note 10)

Approved on behalf of the Board:

“Jonathan Sandelman”, Director

“Charles Miles”, Director

Mercer Park Brand Acquisition Corp.

Interim Statement of Operations and Comprehensive Loss
(Expressed in United States Dollars)
Unaudited

	Three Months Ended June 30, 2020	From April 16, 2019 (date of incorporation) to June 30, 2019	Six Months Ended June 30, 2020	From April 16, 2019 (date of incorporation) to June 30, 2019
Revenue
Interest income	$49,036	$40	$1,544,808	$40

Expenses
Transaction costs (note 7)	-	21,963,888	-	21,963,888
Net unrealized loss on changes in the fair value of financial liabilities (notes 4 and 5)	9,629,116	9,408,365	3,660,781	9,408,365
General and administrative (note 8)	83,493	191,614	247,673	191,614
Foreign exchange	28,088	1,512	23,207	1,512
	9,740,697	31,565,379	3,931,661	31,565,379
Net loss before incomes taxes	(9,691,661)	(31,565,339)	(2,386,853)	(31,565,339)

Income taxes
Current tax expense	20,897	-	20,897	-
	20,897	-	20,897	-
Net loss before incomes taxes and comprehensive loss for the period	$(9,712,558)	$(31,565,339)	$(2,407,750)	$(31,565,339)

Basic and diluted net income per Class B share	$(0.95)	$(4.60)	$(0.24)	$(4.60)
Weighted average number of Class B Shares outstanding (basic and diluted)	10,198,751	6,861,031	10,198,751	6,861,031

The accompanying notes are an integral part of these unaudited interim financial statements.

Mercer Park Brand Acquisition Corp.

Interim Statement of Cash Flows
(Expressed in United States Dollars)
Unaudited

		From April 16,
		2019 (date of
	Six Months	incorporation)
	Ended	to
	June 30,	June 30,
	2020	2019
Operating activities
Net loss for the period	$(2,407,750)	$(31,565,339)
Non-cash items included in net loss and other adjustments:
Accrued interest income	764,978	-
Transaction costs associated with financing activities	-	21,963,888
Net unrealized loss on changes in the fair value of financial liabilities	3,660,781	9,408,365
Changes in non-cash working capital items:
Prepaid expenses	(3,519)	(381,430)
Accounts payable and accrued liabilities	58,837	454,169
Due to related party	60,239	29,392
Current tax payable	(713,425)	-
Net cash provided by operating activities	1,420,141	(90,955)

Investing activities
Investment in restricted cash and short-term investments held in escrow	(2,308,684)	(402,500,000)
Net cash used in investing activities	(2,308,684)	(402,500,000)

Financing activities
Proceeds from issuance of Class B Shares to Founders (note 6(a))	-	25,010
Proceeds from issuance of Class B Units (note 6(a))	-	1,090,000
Proceeds from issuance of Warrants to Founders (note 5)	-	9,810,000
Proceeds from issuance of Class A Restricted Voting Units (note 4)	-	402,500,000
Transaction costs (note 7)	-	(6,608,641)
Net cash provided by financing activities	-	406,816,369

Net change in cash and cash equivalents during the period	(888,543)	4,225,414
Cash and cash equivalents, beginning of period	4,127,262	-
Cash and cash equivalents, end of period	$3,238,719	$4,225,414

The accompanying notes are an integral part of these unaudited interim financial statements.

Mercer Park Brand Acquisition Corp.

Interim Statement of Changes in Shareholders’ Deficiency
(Expressed in United States Dollars)
Unaudited

	Class B Shares		Warrants
	Number	Amount	Number	Amount	Deficit	Total
From commencement of operations on April 16, 2019	-	$-	-	$-	$-	$-
Issuance of Class B Shares in connection with organization of the Corporation	1	10	-	-	-	10
Issuance of Class B Shares to Founders (note 1 and note 6(a))	10,089,750	25,000	-	-	-	25,000
Issuance of Class B Units to Sponsor (note 1 and note 6(a))	109,000	1,090,000	-	-	-	1,090,000
Issuance of Class A Restricted Voting Units pursuant to the Offering (note 4)	-	-	20,125,000	12,477,500	-	12,477,500
Allocation of proceeds received pursuant to the Offering and attributed to Warrants (note 1 and note 6(a))	-	(33,790)	-	-	-	(33,790)
Transaction costs (note 7)		(59,390)	-	(685,363)	-	(744,753)
Net loss and comprehensive loss for the period	-		-	-	(31,565,339)	(31,565,339)
Balance, June 30, 2019	10,198,751	1,021,830	20,125,000	11,792,137	(31,565,339)	(18,751,372)
Transaction costs (note 7)	-	260	-	2,996	-	3,256
Net income and comprehensive income for the period	-	-	-	-	11,632,043	11,632,043
Balance, December 31, 2019	10,198,751	1,022,090	20,125,000	11,795,133	(19,933,296)	(7,116,073)
Net loss and comprehensive loss for the period	-		-	-	(2,407,750)	(2,407,750)
Balance, June 30, 2020	10,198,751	$1,022,090	20,125,000	$11,795,133	$(22,341,046)	$(9,523,823)

The accompanying notes are an integral part of these unaudited interim financial statements.

Mercer Park Brand Acquisition Corp.

Notes to Interim Financial Statements

Six Months Ended June 30, 2020

(Expressed in United States Dollars)

Unaudited

1.	Organization and nature of operations

Mercer Park Brand Acquisition Corp. (the “Corporation”) is a special purpose acquisition corporation which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Transaction”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was incorporated on April 16, 2019 under the Business Corporations Act (British Columbia), commenced operations on April 16, 2019, and is domiciled in Canada. The registered office of the Corporation is located at 700 West Georgia Street (25th floor), Vancouver, British Columbia, V7Y1B3. The head office of the Sponsor (as defined below) is located at 590 Madison Avenue, 26th Floor, New York, New York, 10022.

On May 13, 2019, the Corporation completed its initial public offering (the “Offering”) of 40,250,000 Class A Restricted Voting Units (including 5,250,000 Class A Restricted Voting Units issued pursuant to the exercise in full of the over- allotment option) at $10.00 per Class A Restricted Voting Unit. Each Class A Restricted Voting Unit consisted of one Class A restricted voting share (“Class A Restricted Voting Share”) of the Corporation and one-half of a share purchase warrant (each, a “Warrant”). Each Class A Restricted Voting Share, unless previously redeemed, will be automatically converted into one Subordinate Voting Share following the closing of a Qualifying Transaction. All Warrants will become exercisable at a price of $11.50 per share, commencing 65 days after the completion of a Qualifying Transaction and will expire on the day that is five years after the completion of a Qualifying Transaction or may expire earlier if a Qualifying Transaction does not occur within the permitted timeline of 21 months (“Permitted Timeline”) (subject to extension, as further described herein) from the closing of the Offering or if the expiry date is accelerated. Each Whole Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, will become one Subordinate Voting Share).

In connection with the Offering, the Corporation granted the underwriter a 30-day non-transferable option to purchase up to an additional 5,250,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. The over-allotment option was exercised prior to the close of the IPO. As a result of the exercise of the over-allotment option, Mercer Park CB II, L.P. (the “Sponsor”), a limited partnership formed under the laws of the State of Delaware, indirectly controlled by Mercer Park, L.P., a privately-held family office based in New York, New York and Charles Miles and Sean Goodrich (or persons or companies controlled by them) (collectively with the Sponsor, the “Founders”) own an aggregate of 10,089,750 Class B Shares, including 109,000 Class B Units and 9,810,000 Founders’ Warrants.

Concurrent with the completion of the Offering, the Founders purchased an aggregate of 10,089,750 Class B Shares (“Founders’ Shares”), consisting of 10,069,750 Class B Shares purchased by the Sponsor, 10,000 Class B Shares purchased by Charles Miles, and 10,000 Class B Shares purchased by Sean Goodrich. In addition, the Sponsor purchased an aggregate of 9,810,000 Warrants (“Founders’ Warrants”) at $1.00 per Founders’ Warrant.

Upon closing of the Qualifying Transaction, the Class B Shares will convert on a 100-for-1 basis into Multiple Voting Shares.

Mercer Park Brand Acquisition Corp.

Notes to Interim Financial Statements

Six Months Ended June 30, 2020

(Expressed in United States Dollars)

Unaudited

1.	Organization and nature of operations (continued)

Each Class A Restricted Voting Unit commenced trading on May 13, 2019 on the Neo Exchange Inc. (the “Exchange”) under the symbol “BRND.U”, and separated into Class A Restricted Voting Shares and Warrants on June 24, 2019, being 40 days following the closing of the Offering, which trade under the symbols “BRND.A.U”, and “BRND.WT”, respectively. The Class B Shares issued to the Founders and the Class B Units and Founders’ Warrants issued to the Sponsor will not be listed prior to the completion of the Qualifying Transaction.

The proceeds of $402,500,000 from the Offering are held by Odyssey Trust Company, as Escrow Agent, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law and payment of certain taxes, permitted redemptions and certain expenses, as further described herein, none of the funds held in the Escrow Account will be released to the Corporation prior to the closing of a Qualifying Transaction. The escrowed funds will be held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Transaction or an extension to the Permitted Timeline or up to 36 months with shareholder approval from the holders of Class A Restricted Shares and the Corporation’s board of directors, or in the event a Qualifying Transaction does not occur within the Permitted Timeline), (ii) fund a Qualifying Transaction with the net proceeds following payment of any such redemptions and deferred underwriting commissions, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the deferred underwriting commissions in the amount of $16,100,000, 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources and the remaining 25% of which (or, if a lessor amount, the balance of the non-redeemed shares’ portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

In connection with consummating a Qualifying Transaction, the Corporation will require approval by a majority of the directors unrelated to the Qualifying Transaction. In connection with the Qualifying Transaction, holders of Class A Restricted Voting Shares will be given the opportunity to elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the escrowed funds available in the Escrow Account at the time immediately prior to the redemption deposit timeline), including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account and (ii) actual and expected direct expenses related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or any other person with whom such holder or affiliate is acting jointly or in concert, will be subject to a redemption limitation of an aggregate 15% of the number of Class A Restricted Voting Shares issued and outstanding. Class B Shares will not be redeemable in connection with a Qualifying Transaction or an extension to the Permitted Timeline and holders of Class B Shares shall not be entitled to access the Escrow Account should a Qualifying Transaction not occur within the Permitted Timeline.

Mercer Park Brand Acquisition Corp.

Notes to Interim Financial Statements

Six Months Ended June 30, 2020

(Expressed in United States Dollars)

Unaudited

1.	Organization and nature of operations (continued)

If the Corporation is unable to complete its Qualifying Transaction within the Permitted Timeline (or within an extension of the Permitted Timeline), the Corporation will be required to redeem each of the Class A Restricted Voting Shares. In such case, each holder of a Class A Restricted Voting Share will receive for an amount, payable in cash, equal to the pro-rata portion per Class A Restricted Voting Share of: (A) the Escrow Account, including any interest and other amounts earned; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the Escrow Account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses related to the dissolution and certain other related costs as reasonably determined by the Corporation. The underwriter will have no right to the deferred underwriting commissions held in the Escrow Account in such circumstances.

2.	Basis of presentation

These unaudited interim financial statements of the Corporation as at June 30, 2020 and for the three and six months ended June 30, 2020 (the “Interim Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and with interpretations of the International Financial Reporting Interpretations Committee which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Chartered Professional Accountants of Canada Handbook – Accounting, as applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”.

The policies applied in these Interim Financial Statements are based on IFRSs issued and outstanding as of July 30, 2020, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these Interim Financial Statements as compared with the most recent annual financial statements as at and for the period ended December 31, 2019. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2020 could result in restatement of these Interim Financial Statements.

The Corporation does not believe that any accounting standards that have been recently issued but which are not yet effective would have a material effect on the Interim Financial Statements if such accounting standards were currently adopted.

3.	Restricted cash and short-term investments held in escrow

June 30, 2020
Restricted cash	$27,942
Investments in United States Treasury Bills	407,286,625
Accrued interest	25,186
Restricted cash and short-term investments held in escrow	$407,339,753

Mercer Park Brand Acquisition Corp.

Notes to Interim Financial Statements

Six Months Ended June 30, 2020

(Expressed in United States Dollars)

Unaudited

4.	Class A restricted voting shares subject to redemption

Authorized

The Corporation is authorized to issue an unlimited number of Class A Restricted Voting Shares prior to the closing of a Qualifying Transaction. Following closing of the Qualifying Transaction, the Corporation will not issue any Class A Restricted Voting Shares. The holders of Class A Restricted Voting Shares have no preemptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Prior to the consummation of a Qualifying Transaction, holders of Class A Restricted Voting Shares are not entitled to vote at, or receive notice of or meeting materials in respect of customary annual general meeting matters, held only to consider the election and/or removal of directors and auditors. The holders of Class A Restricted Voting Shares are, however, entitled to vote on and receive notice of meeting materials on all other matters requiring shareholder approval, including approval of an extension of the Permitted Timeline and of a proposed Qualifying Transaction.

Redemption rights

The holders of Class A Restricted Voting Shares are entitled to redeem their shares, subject to certain conditions, and are entitled to receive the escrow proceeds, net of applicable taxes and other permitted deductions, from the Escrow Account: (i) in the event that the Corporation does not complete a Qualifying Transaction within the Permitted Timeline; (ii) in the event of a Qualifying Transaction; and (iii) in the event of an extension to the Permitted Timeline. Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished.

Fair value of Class A restricted voting shares subject to redemption

The redemption rights embedded in the terms of the Corporation’s Class A Restricted Voting Shares are considered by the Corporation to be outside of the Corporation’s control and subject to uncertain future events. Accordingly, the Corporation has classified its “Class A Restricted Voting Shares subject to redemption” as financial liabilities at FVTPL.

Fair value of Class A restricted voting shares subject to redemption -- issued and outstanding

	Number	Amount
From commencement of operations on April 19, 2019	-	$-
Issuance of Class A Restricted Voting Shares pursuant to the Offering	35,000,000	350,000,000
Issuance of Class A Restricted Voting Shares pursuant to the over-allotment option	5,250,000	52,500,000
	40,250,000	402,500,000
Adjusted for:
Fair value adjustment	-	(12,477,500)
Allocation of proceeds received pursuant to the Offering and attributed to Warrants	-	4,427,500
Balance, December 31, 2019	40,250,000	394,450,000
Fair value adjustment	-	4,830,000
Balance, June 30, 2020	40,250,000	$399,280,000

The fair value of the Corporation’s Class A restricted voting shares increased to $399,280,000 as the Class A Restricted Voting Shares bid price on June 30, 2020 was $9.92.

Mercer Park Brand Acquisition Corp.

Notes to Interim Financial Statements

Six Months Ended June 30, 2020

(Expressed in United States Dollars)

Unaudited

5.	Warrant liability

As at June 30, 2020, the Corporation had 29,989,500 Warrants issued and outstanding, comprised of 20,125,000 Warrants forming part of the Class A Restricted Voting Units, 9,810,000 Founders’ Warrants, and 54,500 Warrants forming part of the Class B Units.

All Warrants will become exercisable only commencing 65 days after the completion of our Qualifying Transaction. Each Warrant is exercisable to purchase one Class A Restricted Voting Share (which, following the closing of the Qualifying Transaction, will become one Subordinate Voting Share) at a price of $11.50 per share. The Warrant Agreement provides that the exercise price and number of Subordinate Voting Shares issuable on exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, Extraordinary Dividend or a recapitalization, reorganization, merger or consolidation. The Warrants will not, however, be adjusted for issuances of Subordinate Voting Shares at a price below their exercise price. Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants (excluding the Founders’ Warrants but only to the extent still held by our Sponsor at the date of public announcement of such acceleration and not transferred prior to the accelerated expiry date, due to the anticipated knowledge by our Sponsor of material undisclosed information which could limit their flexibility) by providing 30 days’ notice if, and only if, the closing share price of the Subordinate Voting Shares equals or exceeds $18.00 per Subordinate Voting Share (as adjusted for stock splits or combinations, stock dividends, Extraordinary Dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30 trading day period, in which case the expiry date shall be the date which is 30 days following the date on which such notice if provided.

The Warrants will not be entitled to the proceeds from the Escrow Account. The Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their Warrants and receive corresponding Subordinate Voting Shares of the Corporation. After the issuance of corresponding Subordinate Voting Shares upon exercise of the Warrants, each holder is expected to be entitled to one vote for each Subordinate Voting Share held of record on all matters to be voted on by shareholders.

Restrictions on Transfer of Founders’ Warrants

The Founders have agreed not to transfer any of their Founders’ Warrants until after the closing of the Qualifying Transaction without the prior consent of the Exchange, except for transfers required due to the structuring of the Qualifying Transaction or to permitted transferees, with the Exchange’s consent, in which case such restriction will apply to the securities received in connection with the Qualifying Transaction. Following completion of the Corporation’s Qualifying Transaction, the Founders’ Warrants, including Subordinate Voting Shares issuable on exercise of the Founders’ Warrants, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

Fair value of Warrants

As the number of subordinated voting shares to be issued by the Corporation upon exercise of the Warrants underlying the Class B units to the Sponsor and the Warrants held by Founders is not fixed and fail the “fixed-for-fixed” criteria for equity classification, these warrants have been classified as derivative liabilities to be measured at FVTPL. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option- pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrants. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Mercer Park Brand Acquisition Corp.

Notes to Interim Financial Statements

Six Months Ended June 30, 2020

(Expressed in United States Dollars)

Unaudited

5.	Warrant liability (continued)

Warrants held by non-founders do not fail the “fixed-for-fixed” criteria and as such are classified as equity.

Warrants - Issued and Outstanding

	Number	Amount
From commencement of operations on April 16, 2019	-	$-
Warrants issued in connection with:
Issuance to Founders	9,810,000	9,810,000
Issuance of Class B Units to Sponsor	54,500	33,790
	9,864,500	9,843,790
Adjusted for:
Fair value adjustment	-	(3,530,510)
Balance, December 31, 2019	9,864,500	6,313,280
Adjusted for:
Fair value adjustment	-	(1,169,219)
Balance, June 30, 2020	9,864,500	$5,144,061

The fair value of the Corporation’s Warrants decreased to $5,144,061. As these warrants are not listed, the Corporation used an option pricing model to determine the fair value of these warrants as at June 30, 2020.

20,125,000 Warrants were treated as equity, as they are not redeemable or puttable, and are excluded from the table above. They are included in the Statement of Changes in Shareholders’ Deficiency.

6.	Shareholders’ deficiency

a) Class B Shares

Authorized

The Corporation is authorized to issue an unlimited number of Class B Shares without nominal or par value prior to closing of the Qualifying Transaction. Following closing of the Qualifying Transaction, the Corporation will not issue any Class A Restricted Voting Shares. The holders of Founders’ Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class B Shares are entitled to vote at all meetings of shareholders and on all matters requiring a shareholder vote, with the exception of a vote to elect and/or remove directors and auditors prior to the closing of a qualifying acquisition or approve an extension of the Permitted Timeline within which the Corporation is required to complete its Qualifying Transaction, which will only be voted upon by holders of Class A Restricted Voting Shares. The voting rights of holders of Class B Shares are otherwise identical to those applicable to the publicly held Class A Restricted Voting Shares.

Redemption rights

Holders of Class B Shares do not have any redemption rights with respect to its Class B Shares, or rights to distributions from the Escrow Account if the Corporation fails to complete a Qualifying Transaction within the Permitted Timeline.

Mercer Park Brand Acquisition Corp.

Notes to Interim Financial Statements

Six Months Ended June 30, 2020

(Expressed in United States Dollars)

Unaudited

6.	Shareholders’ deficiency (continued)

a)	Class B Shares (continued)

Restrictions on transfer, assignment or sale of Founders’ Shares

The holders of the Founders’ Shares have agreed not to transfer, assign or sell any of their Founders’ Shares prior to completion of the Corporation’s Qualifying Transaction, and following completion of a Qualifying Transaction, they have agreed not to sell or transfer any of their Founders’ Shares unless:

•	The holders of the Founders’ Shares have agreed not to transfer, assign or sell any of their Founders’ Shares, unless transferred, assigned or sold to permitted transferees with the Exchange’s consent, prior to completion of the Corporation’s Qualifying Transaction; or Following completion of the Corporation’s Qualifying Transaction, the Founders’ Shares, including the Multi-Voting Shares into which the Founders’ Shares are convertible, may be subject to certain sale or transfer restrictions in accordance with applicable securities laws.

Class B Shares - Issued and Outstanding

	Number	Amount
From commencement of operations on April 16, 2019	-	$-
Issuance of Class B Shares in connection with organization of the Corporation (1)	1	10
Issuance of Class B Shares to Founders	10,089,750	25,000
Issuance of Class B Shares to Sponsor pursuant to Class B Units	109,000	1,090,000
	10,198,751	1,115,010
Adjusted for:
Allocation of proceeds received pursuant to the Offering and attributed to Warrants (note 5)	-	(33,790)
Transaction costs	-	(59,130)
Balance, December 31, 2019 and June 30, 2020	10,198,751	$1,022,090

(1) On April 16, 2019, in connection with the organization of the Corporation, the Corporation issued 1 Class B Share in exchange for proceeds of $10, of which 1 Class B Share is owned by the Sponsor.

b)	Subordinated Voting Shares

The Corporation is authorized to issue an unlimited number of subordinated voting shares without nominal or par value. No subordinated voting shares may be issued prior to the closing of a Qualifying Transaction, except in connection with such closing.

7.	Transaction costs

Transaction costs consist principally of legal, accounting and underwriting costs incurred through to the date of the statement of financial position that are directly related to the Offering.

Transaction costs incurred amounted to $22,708,641 (including $22,137,500 in underwriters’ commission of which $16,100,000 is deferred and payable only upon completion of a Qualifying Transaction). Transaction costs were expensed to the statement of operations as incurred, except for $744,753 of transaction costs that were allocated to shareholders’ deficiency as they were determined to be in respect of the issuance of Class B Shares.

Mercer Park Brand Acquisition Corp.

Notes to Interim Financial Statements

Six Months Ended June 30, 2020

(Expressed in United States Dollars)

Unaudited

7.	Transaction costs (continued)

Transaction costs incurred from commencement of operations on April 16, 2019 to June 30, 2019 were allocated as follows:

	Shareholders’	Statement of
	Deficiency	Operations	Total
Underwriter’s commission	$198,006	$5,839,494	$6,037,500
Deferred underwriter’s commission	528,016	15,571,984	16,100,000
Professional fees (legal, accounting, etc.)	17,337	511,304	528,641
Underwriter’s out-of-pocket expenditures	1,394	41,106	42,500
	$744,753	$21,963,888	$22,708,641

Underwriter’s commission

In consideration for its services in connection with the Offering, the Corporation has agreed to pay the underwriter a commission equal to 5.5% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $ $6,037,500, representing $0.15 per Class A Restricted Voting Unit to the underwriter upon closing of the Offering. Upon completion of a Qualifying Transaction, the remaining $16,100,000 (representing $0.40 per Class A Restricted Voting Unit), 75% of which will be payable by the Corporation to the underwriter only upon the closing of a Qualifying Transaction (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining 25% of which (or, if a lessor amount, the balance of the non-redeemed shares’ portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) will be payable by the Corporation as it sees fit, including for payment to other agents or advisors who have assisted with or participated in the sourcing, diligence and completion of its Qualifying Transaction).

8.	General and administrative expenses

	Three Months Ended June 30, 2020	From April 16, 2019 (date of incorporation) to June 30, 2019	Six Months Ended June 30, 2020	From April 16, 2019 (date of incorporation) to June 30, 2019
Public company filing and listing costs	$16,598	$151,791	$109,872	$151,791
General office expenses	66,895	39,823	137,801	39,823
	$83,493	$191,614	$247,673	$191,614

Mercer Park Brand Acquisition Corp.

Notes to Interim Financial Statements

Six Months Ended June 30, 2020

(Expressed in United States Dollars)

Unaudited

9.	Related party transactions

In May 2019 the Corporation entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Transaction. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As at June 30, 2020, the Corporation accrued $145,000 (December 31, 2019 - $85,000) in respect of these services.

On May 13, 2019 the Sponsor executed a make whole agreement and undertaking in favour of the Corporation, whereby the Sponsor agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

For the three and six months ended June 30, 2020, the Corporation paid professional fees of $6,741 and $13,113, respectively to Marrelli Support Services Inc. (“Marrelli Support”), an organization of which the Corporation’s Chief Financial Officer is President. These services were incurred in the normal course of operations for general accounting and financial reporting matters. As at June 30, 2020, Marrelli Support was owed $2,453 (December 31, 2019 - $2,214) and was included in accounts payable and accrued liabilities on the Corporation’s statement of financial position.

From April 16, 2019 (Date of Incorporation) to December 31, 2019, Ayr Strategies Inc. (“Ayr”), a company with common management, incurred travel costs on behalf of the Corporation. For the three and six months ended June 30, 2020, no costs were incurred by Ayr on behalf of the Corporation. As at June 30, 2020, the Corporation owed Ayr $85,000 (December 31, 2019 - $85,000) and was included in due to related parties on the Corporation’s statement of financial position. This is based on a cash-call-basis from Ayr.

10.	Contingency

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. It is uncertain what impact this volatility and weakness will have on the Corporation’s securities held at fair value and short term investments. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation in future periods.